Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

September 6, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Margaret Sawicki Julie Sherman Terence O'Brien

Re:	Aldel Financial II Inc. Draft Registration Statement on Form S-1 Submitted August 5, 2024 CIK No. 0002031561

Dear Mr. Danberg:

On behalf of our client, Aldel Financial II Inc., a Cayman Islands exempted company (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on August 5, 2024 (the “Draft Registration Statement”) contained in the Staff’s letter dated August 29, 2024 (the “Comment Letter”). Concurrently with the submission of this letter, the Company is submitting an amendment to the Draft Registration Statement (the “Amended Draft Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the Staff of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Comment Letter.

Draft Registration Statement on Form S-1 submitted August 5, 2024

Cover Page

1.	We note your statement that the proceeds from the offering may be released from the Trust Account upon "the completion of [y]our initial business combination or an earlier redemption in connection with the commencement of the consummation of the initial business combination if [you] determine it is desirable to facilitate the completion of the initial business combination." Please tell us how this early release of proceeds from the trust is consistent with disclosures stating that no proceeds held in the trust account will be available for your use, except the withdrawal of interest to pay income taxes, and/or to redeem public shares in connection with an amendment to your amended and restated memorandum and articles of association, unless and until you complete your initial business combination, and with disclosures that shareholders have the opportunity to redeem shares upon completion of a business combination. We may have further comments upon review of your response.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Draft Registration Statement to remove the provision “or an earlier redemption in connection with the commencement of the consummation of the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination.”

2.	You note on the cover page that prior to or in connection with the completion of the initial business combination, other than a vote on continuing the company in a jurisdiction outside the Cayman Islands, holders of the Class B ordinary shares and holders of the Class A ordinary shares will vote together as a single class, except as required by law. In your risk factor on page 58, you note that holders of your public shares will have no right to vote on the appointment or removal of directors prior to the consummation of your initial business combination. Please clarify if holders of your Class A ordinary shares will have the ability to vote on the appointment or removal of directors prior to the completion of an initial business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amended Draft Registration Statement to clarify that holders of the Company’s Class A orindary shares will have the ability to vote on the appointment or removal of directors prior to the complation of an initial business combination.

3.	Please revise the cross-reference to the "Dilution" section of the prospectus in connection with the quartile table of adjusted net tangible book value so that it is highlighted by prominent type or in another manner. Please refer to Item 1602(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised such cross-reference to be highlighted by prominent type .

4.	We note your disclosure that the non-managing sponsor investors have indicated an interest to purchase units in this offering at the offering price. Please disclose the number of investors and the total maximum percentage of the offering for which there are indications of interest and file any agreements with such investors as exhibits. Please disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Please revise the Summary to further clarify the potential impact such purchases could have upon the trading volume, volatility and liquidity. Please provide appropriate risk factor disclosure regarding the potential conflicts of interest with the non-managing sponsor investors based on your ability to pursue a business combination through a joint venture or other form of shared ownership with your non- managing sponsor investors, as noted on page 10. Please provide appropriate risk factor disclosure, including the potential conflicts of interest with the non-managing sponsor investors in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement units.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 11, 13, 26, 39, 63, 72, 73, 110, and 146 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that because the non-managing sponsor investors will be investing in the Company solely in the sponsor and will not be entering into any agreements with the Company there are no agreements with such investors that are required to be filed as exhibits.

Summary, page 1

5.	We note that in the definition of "non-managing sponsor investor" it states that the sponsor will issue membership interests at a nominal purchase price to the non-managing sponsor investors at the closing of this offering. Please revise to state the price of these membership interests.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amended Draft Registration Statement.

Our Business Combination Process, page 11

6.	Please state the basis for your statement that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 38, 70, 71, 110, and 140 of the Amended Draft Registration Statement.

7.	We note your statement that "[o]ur sponsor does not have any agreement, arrangement or understanding with us or our officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction." Please expand on this statement to note, as you do elsewhere in the prospectus, that your sponsor, officers, directors and senior advisor have entered into a letter agreement pursuant to which they have agreed to vote their founder shares, private placement securities and any public shares purchased during or after this offering in favor of your initial business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages  12 and 111 of the Amended Draft Registration Statement.

8.	Please broaden the conflicts of interest disclosure on page 11 and pages 36-37, including to discuss the conflicts of interest relating to (i) the ability to complete a de-SPAC transaction with an entity affiliated with your sponsor, officers or directors, (ii) the terms of warrants held by the sponsor that may enable the sponsor to profit at times when an unaffiliated security holder cannot profit, such as when the public warrants are called for redemption and (iii) your waiver of the corporate opportunity doctrine. See Item 1602(b)(7) and 1603(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 39 of the Amended Draft Registration Statement.

9.	We note your statement that your "sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to [you] or to any other special purpose acquisition company with which they may become involved." Please expand on this disclosure to explain how your sponsor, officers and directors intend to allocate opportunities to acquire targets between you and any such other special purpose acquisition company, including FG Acquisition Corp.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages  12, 39, 71, and 110 of the Amended Draft Registration Statement.

10.	We note the table included here providing disclosure about the 5,000,000 founder shares to be held by the Initial Shareholders. Please expand this table to include all of the information required by Item 1602(b)(6) of Regulation S-K. Outside of the table, please disclose the extent to which this compensation and securities issuance may result in a material dilution of the purchasers' equity interests. Finally, it appears that certain non- managing sponsor investors have expressed an interest in purchasing non-managing sponsor membership interests for $3,450,000 in the aggregate (or $3,752,800 if the underwriters’ over-allotment option is exercised in full) and receiving interests in an aggregate of 2,500,000 of the founder shares (or 2,714,286 founder shares if the underwriters’ over-allotment option is exercised in full). Please ensure your tabular disclosure of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters addresses any investments by such non-managing sponsor investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Draft Registration Statement.

Risk Factors

Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a Business Combination

The securities in which we invest the funds held in the trust account could bear a negative rate of interest..., page 49

11.	We note your statement here that "public shareholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income (less taxes payable, other than excise taxes, if any, and up to $100,000 of interest to pay dissolution expenses)" (emphasis added). In your risk factor disclosure on page 82 you note that "[t]o the extent the Excise Tax is applicable, the amount of cash available to pay redemptions or to transfer to the target business in connection with our initial business combination may be reduced." Elsewhere, you note that interest earned on the funds held in the trust account may be released to pay your "tax obligations" and that interest will be "net of taxes payable." Please clarify whether you may withdraw interest for the payment of the Excise Tax if it were imposed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 84 of the Amended Draft Registration Statement.

Risks Relating to our Management Team

Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes..., page 67

12.	We note that members of your management and affiliated companies "may have been" involved in civil disputes or governmental investigations unrelated to your business and such civil disputes or governmental investigations could be detrimental to your reputation, negatively affect your ability to identify and complete an initial business combination and may have an adverse effect on the price of your securities. Please revise to disclose if you are aware of any such civil disputes or government investigations to the extent material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amended Draft Registration Statement.

Risks Relating to our Securities

Our warrant agreement will designate the courts of the State of New York..., page 77

13.	Please expand on this risk factor to address the risk that the choice-of-forum provision may result in increased costs for a warrant holder to bring a claim.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Amended Draft Registration Statement.

Dilution, page 90

14.	We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 90-93. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. Please explain to us if you may redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001. Please tell us how you considered this and any other redemption restrictions in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.

Response: The Company advises the Staff that the Company's organizational documents do not contain a minimum net tangible asset requirement. As a result, the Company assumes in the dilution table that the maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of the initial public offering.

15.	As of July 22, 2024, you incurred $141,448 in deferred offering costs. Please revise to exclude these costs from your calculation of net tangible book value and related per share calculations before the offering or advise why you do not believe revision is necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and 95 of the Amended Draft Registration Statement.

16.	Please clarify how you calculated pro forma net tangible book value of $201,172,032.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 92, 94 and 95 of the Amended Draft Registration Statement.

17.	Outside of the dilution table, please describe each material potential source of future dilution following the registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. These sources of dilution should include the founder shares anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, OTM Warrants, private warrants, public warrants and potential conversion of any working capital loans. Please refer to Item 1602(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Amended Draft Registration Statement.

Conflicts of Interest, page 138

18.	Please revise the table of entities to which your executive officers and directors have fiduciary duties or contractual obligations to ensure it is clear which individual is affiliated with which entity. Please add disclosure for Mr. Swets to the table or advise.

Finally, please ensure this table includes all entities to which your executive officers and directors have fiduciary duties or contractual obligations. In this regard, we note that the table only appears to list two entities to which Mr. Kauffman is affiliated but his biography included on page 4 includes several others.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Amended Draft Registration Statement.

Principal Shareholders, page 141

19.	We note your disclosure on the cover page that each private unit will consist of one Class A ordinary share and one-half of one redeemable warrant to purchase one Class A ordinary share and, of the 590,000 private units, your sponsor has agreed to purchase 390,000 private units (or 420,000 private units if the underwriters’ over-allotment option is exercised in full). We note that the post-offering percentages in the principal shareholders table assume that there are 25,590,000 ordinary shares, consisting of

(i) 20,000,000 Class A ordinary shares; (ii) 5,000,000 Class B ordinary shares, and

(iii) 590,000 private shares included in the private units issued and outstanding after this offering. Please revise the table to indicate where the sponsor's purchase of private units is reflected in the table, which only shows the Class B share ownership.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Amended Draft Registration Statement.

Sponsor Ownership, page 142

20.	Based on the indications of interest by the non-managing sponsor investors, please disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Amended Draft Registration Statement.

Transfers of Founder Shares and Private Placement Securities, page 145

21.	Please expand on your tabular disclosure of the lock-ups for the founder shares and private placement securities to disclose the natural persons and entities subject to each agreement. Additionally, please describe any transfer restrictions applicable to the securities to be held by the non-managing sponsor investors either directly or indirectly. Refer to Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 23, 147, and 148 of the Amended Draft Registration Statement.

Certain Relationships and Related Party Transactions, page 146

22.	We note your statement on page 146: "Our sponsor (and/or its designees) has committed, pursuant to written agreements, to purchase an aggregate of 1,000,000 OTM Warrants." On the cover page you refer to just your sponsor purchasing OTM Warrants directly, with no designees ("our sponsor has committed to purchase an aggregate of 1,000,000 warrants (the “OTM Warrants” and, together with the private units, the “private placement securities”) at a price of $0.10 per warrant…"). We further note that "private placement" is defined on page 2 as "the private placement to our sponsor and BTIG (and/or their designees) of the private units and OTM Warrants." Please revise throughout to clarify who is purchasing OTM Warrants and whether they are doing so through designees.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Draft Registration Statement to remove references to designees with respect to the purchase of the OTM Warrants and private units as such securities will be purchased by the sponsor and BTIG.

Certain Differences in Corporate Law Enforcement of Civil Liabilities, page 160

23.	Please revise to provide each of the disclosure items required by Item 101(g) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Amended Draft Registration Statement.

Notes to Financial Statements

Note 1. Description of Organization and Business Operations, page F-8

24.	You state here that "[t]he Company will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting fees, of at least $5,000,000 upon or immediately prior to such consummation of a Business Combination." Please clarify if the Company's organizational documents contain a minimum net tangible asset requirement. If so, please revise your prospectus to disclose this requirement and its potential impact on your ability to consummate a business combination or to conduct redemptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Amended Draft Registration Statement to reflect that the Company's organizational documents do not contain a minimum net tangible asset requirement.

Signatures, page II-1

25.	Please include signature lines for at least a majority of your board of directors. Please refer to Instruction 1 to the Signatures section of Form S-1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Amended Draft Registration Statement.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Robert I. Kauffman